SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2003

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form

20-For Form 40-F:

Form 20-F [X]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation  S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on July 23, 2003, announcing expanded penetration into African market.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: /s/ Avi Goldstein

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  August 14, 2003

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Index to Exhibits

Exhibit No.	Exhibit
1	Press Release issued July 23, 2003

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ECTEL EXPANDS PENETRATION INTO
AFRICAN MARKET

-- Fraud Prevention, Revenue Enhancement (QoS), and Revenue Assurance Solutions
Chosen By Several African Carriers --

Petah Tikva, Israel - July 23, 2003 - ECtel Ltd. (NASDAQ: ECTX) today announced that it has increased its penetration of the African telecommunications market with sales of X-ellence(TM) family Fraud Prevention, Revenue Assurance, and Revenue Enhancement solutions. During the last months, ECtel has sold  Fraud Management, Revenue Assurance, and Revenue Enhancement solutions to new African customers,  as well as an existing customer.

Commenting on the news, Mr. Aharon Shech, President & CEO of ECtel, said, "With the world`s lowest tele-density and least developed infrastructure, Africa is an area of opportunities and challenges for telcos. As these orders demonstrate, African operators are investing in improving the quality and efficiency of their services, and addressing the increasing fraud threats as well as other revenue leakage so widespread in the region. We are proud that few leading African carriers have chosen ECtel`s rapid-ROI solutions to accomplish these goals, and continue working to expand our presence in this challenging area."

ECtel`s X-ellence(TM) is a comprehensive, integrated suite of Revenue Protection and Assurance solutions for wireline, wireless, and Next Generation Networks.

Using a "One-Platform Many-Applications" approach together with advanced data mining intelligence, its field-proven product families are tailored into complete, cost-effective solutions that help carriers eliminate fraud and other sources of revenue leakage, improve Quality of Service, improve network performance, and optimize network utilization.

- end -

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Notes:

ECtel Ltd.

ECtel is a leading global provider of cutting-edge monitoring and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel`s cost-effective systems are used by law enforcement agencies to fight terrorism and crime, and by telecommunications operators for Fraud Prevention, Revenue Assurance and Quality of Service. Over 180 law enforcement agencies and telcos in more than 60 countries are using ECtel's state-of-the-art solutions in voice, data, cellular, VoIP and NGN networks.

ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at http://www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, dependence on sales to governmental agencies, slow down in expenditures by telecom operators, the unpredictability of the telecom market, commercialization and technological difficulties, risks related to our operations in Israel, risks relating to the SARS epidemic, which may, amongst others,  disrupt our sales and marketing activities and other risks detailed in the Company's filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

Contacts:

ECtel Ltd.

ECtel Ltd.

Avi Goldstein	Chris Denis
Senior Vice President and CFO	Investor Relations Coordinator
Tel:+1-301-354-1113 Fax : +1-301-428-0638	Tel: +1-954-351-4492 Fax: +1-954-351-4306
Email: avig@ectel.com	Email: chrisd@ectel.com

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